Exhibit 99.1

www.casipharmaceuticals.com

CASI Pharmaceuticals Acquires Global Intellectual Property Rights to Cleave Therapeutics’s VCP/P97 Inhibitor CB-5339

BEIJING, China (July 20, 2023) CASI Pharmaceuticals, Inc. (Nasdaq: CASI), a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today announced the execution of the Assignment Agreement (the “Agreement”) with Cleave Therapeutics, Inc. (“Cleave”), pursuant to which CASI obtained all rights and global intellectual property rights related to CB-5339, a novel VCP/p97 inhibitor, as well as all remaining CB-5339 drug substance and drug product. Additionally, CASI will assume responsibility of the United States (“US”) CB-5339 Investigational New Drug (“IND”) application.

CB-5339 is an oral, second-generation, small molecule valosin-containing protein (VCP)/p97 inhibitor, designed to disrupt protein homeostasis, DNA damage response and other cellular stress pathways. In a Phase 1 clinical trial in patients with acute myeloid leukemia and myelodysplastic syndrome, the drug was well tolerated in 55 patients and demonstrated signs of clinical activity. Two patients remain on CB-5339 under compassionate use protocols at two leading US cancer centers.

Wei-Wu He, Ph.D., CASI’s Chairman and Chief Executive Officer, commented, “CB-5339 is a first in class small molecule drug candidate that represents a promising opportunity to selectively target VCP/p97 in various malignancies. We are encouraged by the early clincial data in the phase 1 study of CB-5339 in patients with AML and MDS. CB-5339 is a complementary addition to our growing portfolio of approved and investigational therapies in oncology.”

About Cleave Therapeutics

Cleave was founded in 2011 with scientific co-founders Raymond Deshaies, PhD, Seth Cohen, PhD, and Francesco Parlati, PhD. The company has focused on novel biological mechanisms and pathways in the AAA (ATPases Associated with diverse cellular Activities) family of ATPases to address unmet needs in oncology and neurodegeneration. Cleave investors include 5AM Ventures, Bristol-Myers Squibb, Orbimed, U.S. Venture Partners, Arcus Ventures, Astellas Venture Management, and Osage University Partners.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China, our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Additional Information and Where to Find it

CASI will furnish to the SEC a current report on Form 6-K with respect to the Agreement and other matter in relation thereto. All of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com